Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Auxilium Pharmaceuticals, Inc.

SEC File No.: 000-50855

Date: August 7, 2014

AUXILIUM PHARMACEUTICALS, INC. ANNOUNCES

SECOND QUARTER 2014 FINANCIAL RESULTS

2Q 2014 Net Revenues of $83.0 Million Driven by

Launches of XIAFLEX for Peyronie’s Disease and STENDRA

Auxilium Continues Strategic Transformation into Leading North American Specialty Biopharmaceutical Company with QLT Inc. Merger Expected to Close in 4Q 2014

CHESTERBROOK, Pa., August 7, 2014 — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL), a fully integrated specialty biopharmaceutical company, today announced financial results for the second quarter ending June 30, 2014. The Company highlighted important corporate, commercial, regulatory and clinical development updates from the quarter.

“Through the second quarter of this year, we are encouraged and pleased with the launches of XIAFLEX® for Peyronie’s disease and STENDRA® for erectile dysfunction We believe these products offer patients important new treatment options and represent growth opportunities for Auxilium,” said Adrian Adams, Chief Executive Officer and President of Auxilium. “Building on our corporate strategy, we believe our recently announced merger with QLT, Inc. represents a unique opportunity to accelerate the strategic transformation of Auxilium into a leading, diversified North American specialty biopharmaceutical company and, ultimately, build shareholder value.”

After entering 2013 with only two products, Auxilium strategically broadened its portfolio to 12 products by the end of that year. The Company now has seven promoted products across men’s healthcare and orthopedics, including STENDRA, XIAFLEX for Peyronie’s disease (PD), XIAFLEX for Dupuytren’s contracture (DC), TESTOPEL®, edex®, the Testim® franchise and Osbon ErecAid®. The Company is advancing ongoing R&D programs in cellulite, with a Phase 2a trial ongoing and ahead of schedule with data expected in the fourth quarter of 2014, and Frozen Shoulder Syndrome, with a Phase 2b trial ongoing and on track for anticipated data in the first quarter of 2015.

Recent Highlights & Corporate Milestones:

•                  Announcement of a definitive agreement pursuant to which Auxilium will merge with QLT Inc., a Canadian-based biotechnology company focused on developing innovative orphan ophthalmology products. The transaction is expected to drive shareholder value creation by accelerating Auxilium’s ongoing transformation into a leading diversified North American specialty biopharmaceutical company. As a result of the merger, Auxilium expects to have an expanded corporate platform that includes focused investments in research and development and the continued pursuit of new products and M&A that will drive expected cost and tax synergies. The transaction is expected to close in the fourth quarter of this year, subject to the approval of Auxilium’s stockholders and QLT’s shareholders, the consent of Auxilium’s lenders, Auxilium receiving a legal opinion from its tax counsel as to the tax treatment of the merger under U.S. law as in effect on October 31, 2014, required regulatory approvals in the U.S. and Canada, and other closing conditions that are customary for a transaction of this nature.

•                  Strategic, proactive launch of an Authorized Generic version of Testim (testosterone gel) in partnership with Prasco, LLC to position the Testim product franchise to compete in the increasingly crowded and challenging Testosterone Replacement Therapy gel market. Auxilium believes the launch enables broader market access for the Testim franchise and builds upon strategic efforts to manage the product as a mature brand.

•                  Progress for the commercial launches of STENDRA, the first drug entry into the erectile dysfunction market in nearly 10 years, and XIAFLEX in PD, the first and only FDA-approved treatment proven safe and effective for PD in men with a palpable plaque and a penile curvature deformity of 30 degrees or greater at the start of therapy.

•                  Submission by partner Swedish Orphan Biovitrum AB (publ) (Sobi) for an extension of the label for Xiapex® (collagenase clostridium histolyticum) with the European Medicines Agency (EMA) to include the indication of PD. Marketing approval could be granted as early as the late first quarter of 2015.

•                  Submission by partner Asahi Kasei Pharma Corporation (Asahi Kasei) of a regulatory application to the Japanese Pharmaceutical and Medical Device Agency (PMDA) for XIAFLEX for the treatment of DC. Auxilium will receive a $10 million regulatory milestone payment from Asahi Kasei for the submission and the review by PMDA is expected to be completed by mid-2015.

•                  Data presentations at the American Urological Association (AUA) Meeting held in May 2014, including new analyses of data from the clinical program and pivotal IMPRESS (The Investigation for Maximal Peyronie’s Reduction Efficacy and Safety Studies) trials, the Phase 3 studies that evaluated XIAFLEX for the treatment of PD, as well as data examining the onset of action of STENDRA in mild to severe erectile dysfunction presented by Auxilium’s partner, VIVUS, Inc.

Second Quarter 2014 Financial Results:

•                  Total revenues for the three-month period ended June 30, 2014 were $83.0 million, compared to $100.5 million for the second quarter of 2013 — this 17 percent decrease was primarily due to a decrease in Testim and TESTOPEL revenues, offset by an increase in XIAFLEX and STENDRA revenues driven by the recent product launches in PD and erectile dysfunction, respectively. Product revenues for the second quarter included:

•                  STENDRA U.S. net revenues of $6.1 million — initial product launch traction is positive with STENDRA gaining a 5.7 percent share of all new PDE5 prescriptions and a 3.2 percent share of total PDE5 prescriptions amongst Auxilium’s target physician population, those doctors responsible for approximately 45 percent of all PDE5 prescriptions.

•                  XIAFLEX U.S. net revenues (for PD and DC combined) of $26.3 million, representing a 75 percent increase from the second quarter of 2013 — initial launch momentum for XIAFLEX for PD is strong with 1,108 physicians REMS certified, 3,535 patients submitted to the Auxilium Advantage program for payer reimbursement for treatment and an estimated 3,350 product vials shipped to physicians through the end of June.

•                  Edex U.S. net revenues of $7.5 million — with product market share reaching 52 percent.

•                  TESTOPEL U.S. net revenues of $4.2 million, impacted by a $12 to $14 million product buy-in in March 2014 ahead of a 15 percent product price increase announced on March 1 and effective on April 1, 2014 and further destocking of inventory in the channel.

•                  Testim franchise U.S. net revenues of $25.2 million — $11.9 million for the branded Testim product and $13.3 million for the Authorized Generic to Testim; the addition of the Authorized Generic to Testim has increased Auxilium’s access to the testosterone replacement therapy gel market, which, combined with Testim, captured a two-year high total of 14 percent of New Prescriptions in July.

•                  Other products acquired in the Actient transaction on April 26, 2013 totaled $9.7 million.

•                  See Table 1 attached for further details on revenues

•                  Gross margin on net revenues was approximately 64 percent (non-GAAP basis) for the second quarter 2014 compared to 77 percent for the same period in 2013 — the decrease is primarily due to $9.3 million in charges recorded during the second quarter of 2014, the impact of a less profitable mix of product revenues, and a decrease in Testim net margin resulting from a lower net selling price. The $9.3 million in charges taken during the second quarter included:

•                  $7.4 million related to the launch of the Testim Authorized Generic, specifically a $6.7 million inventory charge related to excess Testim branded inventory and $0.7 million in additional return reserves for Testim; and,

•                  $1.9 million in additional return reserves related to various Actient products.

•                  R&D spending was $10.6 million (non-GAAP) compared to $12.9 million for the second quarter of 2013 — this decrease resulted principally from lower spending on XIAFLEX Phase 3 clinical trials in DC and PD and was partially offset by increased spending on the ongoing CCH Phase 2 trials for cellulite and Frozen Shoulder Syndrome.

•                  Selling, general and administrative costs were $58.9 million (non-GAAP) compared to $50.7 million for the second quarter of 2013 — this increase was primarily due to the added expenses of the acquired Actient operations and an increase in marketing and advertising spend related to the January 2014 launches of XIAFLEX for the treatment of PD and STENDRA.

•                  Net loss for the second quarter 2014 (non-GAAP) was $21.8 million, or $(0.44) per share (basic and fully diluted) compared to net income of $11.0 million or $0.22 per share (basic and fully diluted) for the second quarter of 2013 — this was primarily due to decreased Testim revenues, lower gross margin and increased selling, general and administrative costs. As of June 30, 2014, Auxilium had $44.7 million in cash, cash equivalents and short-term investments, compared to $76.7 million at March 31, 2014, and outstanding debt of $299.5 million ($350.0 million at par value) in 2018 convertible senior notes and $249.9 million ($258.6 million par value) in a secured term loan.

Update on Financial Guidance

As noted above, the Company incurred a significant charge to cost of goods sold in the second quarter, which, when combined with the mix of products sold, caused gross margin for the quarter to be significantly lower in the second quarter than anticipated. While the ongoing gross margin for the balance of 2014 is expected to be in the 78 to 80 percent range, we believe the impact of the second quarter’s gross margin will result in a full year gross margin of 76 to 77 percent. Auxilium has also updated its expectations on spending levels throughout the organization and believes that SG&A expense for the full year will now be in a range of $245 to $250 million, rather than the previous guidance of $255 to $260 million. The Company is reaffirming all other aspects of 2014 guidance, including revenues ($380 to $420 million), non-GAAP R&D Expense ($40 to $45 million), non-GAAP net interest expense ($20 to $22 million) and non-GAAP net income (0 to ($15 million)). This guidance does not take into account the effect of the Company’s proposed merger with QLT, Inc.

Use of Non-GAAP Financial Measures

The foregoing descriptions of our Second Quarter Financial Details contain non-GAAP financial measures. Non-GAAP financial measures should not be relied upon as an alternative to GAAP measures. A description of the non-GAAP calculations and reconciliation to the closest comparable GAAP measure, as well as the Company’s rationale for the utility to investors of the non-GAAP measures it has elected to report, is provided in the accompanying Table 2.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

In connection with the proposed merger, QLT filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Auxilium and QLT that also constitutes a preliminary prospectus of QLT (the “Form S-4”). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. Auxilium and QLT plan to mail the definitive joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the Form S-4, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (“CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.Auxilium.com) under the heading “Investors—SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the tab

“Investors” and then under the headings “Securities Filings” and “Proxy Circulars” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5.

Participants in the Solicitation

The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and applicable Canadian securities regulators by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the applicable Canadian securities regulators when they become available.

Conference Call

Auxilium will hold a conference call today, Thursday, August 7, 2014, at 8:30 a.m. ET, to discuss second quarter 2014 results. The presentation slides to be used during the call will be available on the “Investors” section of Auxilium’s web site under the “Presentations” tab at 8:30 a.m. ET. A question and answer session will follow the presentation. The conference call and the presentation slides will be simultaneously webcast on the “Investors” section of Auxilium’s website under the “Events” tab.

Conference call details:
Date:	Thursday, August 7, 2014
Time:	8:30 a.m. ET
Dial-in (U.S.):	866-953-6858
Dial-in (International):	617-399-3482
Web cast:	http://www.auxilium.com
Passcode:	AUXILIUM

The conference call will be archived via webcast for future review until November 7, 2014.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a fully integrated specialty biopharmaceutical company with a focus on developing and commercializing innovative products for specialist audiences. With a broad range of first- and second-line products across multiple indications, Auxilium is an emerging leader in the men’s healthcare area and has strategically expanded its product portfolio and pipeline in orthopedics, dermatology and other therapeutic areas. Auxilium now has a broad portfolio of 12 approved products. Among other products in the U.S., Auxilium markets edex® (alprostadil for injection), an injectable treatment for erectile dysfunction, Osbon ErecAid®, the leading device for aiding erectile dysfunction, STENDRA® (avanafil), an oral erectile dysfunction therapy, Testim® (testosterone gel) for the topical treatment of hypogonadism, an Authorized Generic version of Testim (testosterone gel) with its partner Prasco, LLC,

TESTOPEL® (testosterone pellets) a long-acting implantable testosterone replacement therapy, XIAFLEX® (collagenase clostridium histolyticum or CCH) for the treatment of Peyronie’s disease and XIAFLEX for the treatment of Dupuytren’s contracture. The Company also has programs in Phase 2 clinical development for the treatment of Frozen Shoulder syndrome and cellulite. To learn more, please visit www.Auxilium.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “could,” “estimate,” “project,” “will,” and “target.”  Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of the Company and are based upon preliminary information and management assumptions.  No specific assurances can be given with respect to: whether we will achieve our financial guidance for 2014; the degree to which our actual results will meet our projections; whether we will be able to obtain the consents or approvals or meet the other conditions precedent to the contemplated closing of the merger with QLT or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining the necessary consents or approvals; whether the length of time necessary to consummate the merger with QLT will be longer than anticipated; if a condition to closing of the merger with QLT may not be satisfied; whether we are able to realize the synergies and benefits we expect from the merger with QLT, including cost and tax synergies; whether the merger with QLT represents an opportunity to accelerate the strategic goals of Auxilium; whether Auxilium will be a leading, diversified specialty biopharmaceutical company; whether our product portfolio is sufficiently diversified; whether STENDRA and XIAFLEX for PD represent growth opportunities; whether our authorized generic version of Testim strategically positions the Testim franchise to compete effectively with other products or provides broader market access for the Testim franchise; the timing of marketing approval, if any, by the EMA for the extension of the Xiapex label to include the indication for PD; the timing for the completion of PMDA’s review of the submission and when or whether XIAFLEX will be approved as a treatment option in Japan for patients with DC; whether we will successfully advance our R&D pipeline in orthopedics and dermatology and the timing of receiving and announcing data from those studies; whether we are well positioned to, or will, drive increased shareholder value; and the success of the launch of two new products: STENDRA and XIAFLEX for PD. While the Company may elect to update the forward-looking statements made in this news release in the future, the Company specifically disclaims any obligation to do so.  Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, and the timing and content of decisions made by regulatory authorities, including the FDA, and those risks discussed in our reports on file with the Securities and Exchange Commission (the “SEC”).  Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of the Company’s home page on the Internet at http://www.auxilium.com under the heading “For Investors - SEC Filings.”  There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

Auxilium Contacts:
Keri P. Mattox / SVP, IR &	Nichol L. Ochsner / Senior Director, IR &
Corporate Communications	Corporate Communications
Auxilium Pharmaceuticals, Inc.	Auxilium Pharmaceuticals, Inc.
(484) 321-5900	(484) 321-5900
kmattox@auxilium.com	nochsner@auxilium.com

AUXILIUM PHARMACEUTICALS, INC.

Table 1- 2nd Quarter 2014 Revenue Details

(In millions, except for percentages)

(Unaudited)

	3 Months Ended June 30,		Increase	6 Months Ended June 30,		Increase
	2014	2013	(Decrease)	2014	2013	(Decrease)

Testim revenues-
Net U.S. revenues - brand	$11.9	$53.2	-78%	$22.8	$98.5	-77%
Net U.S. revenues - AG	13.3	—	N/A	13.3	—	N/A
International revenues	0.9	1.2	-25%	1.8	1.4	29%

Total Testim revenues	$26.1	$54.4	-52%	$37.9	$99.9	-62%

XIAFLEX revenues-
Net U.S. revenues	$26.3	$15.0	75%	$42.9	$26.9	59%

International revenues	3.1	3.9	-21%	6.3	12.7	-50%

Total XIAFLEX revenues	$29.4	$18.9	56%	$49.2	$39.6	24%

TESTOPEL U.S. revenues*	4.2	14.4	-71%	36.2	14.4	151%

STENDRA U.S. revenues	6.1	—	N/A	17.7	—	N/A

Edex U.S. revenues*	7.5	5.0	50%	13.0	5.0	160%

Other Actient U.S. revenues*	9.7	7.8	24%	17.5	7.8	124%

Total net revenues	$83.0	$100.5	-17%	$171.5	$166.7	3%

* For the three and six months ended June 30, 2013, Actient revenues are included for the period from April 26, 2013 to June 30, 2013.  The three and six months ended June 30, 2014 include Actient revenues for the entire period.

Note: International revenues represent amortization of deferred upfront and milestone payments received on our licensing agreements, together with royalties earned on product sales by licensees.

AUXILIUM PHARMACEUTICALS, INC.

Table 2 - Reconciliation of GAAP to Non-GAAP Net Income (Loss)

(In millions, except per share amounts)

(Unaudited)

	3 Months Ended June 30, 2014				3 Months Ended June 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net revenues*	$83.0	$—		$83.0	$100.5	$—		$100.5
Operating expenses:
Cost of goods sold	30.1	(0.1	)(a)	30.0	27.2	(4.5	)(a)	22.7
Research and development	11.3	(0.7	)(b)	10.6	13.6	(0.7	)(b)	12.9
Selling, general and administrative	69.2	(10.3	)(c)	58.9	74.9	(24.2	)(c)	50.7
Amortization of purchased intangibles	20.0	(20.0	)(d)	—	10.9	(10.9	)(d)	—
Contingent consideration	(20.4)	20.4	(e)	—	2.3	(2.3	)(e)	—
Total operating expenses	110.2	(10.7)		99.5	128.9	(42.6)		86.3
Income (loss) from operations	(27.2)	10.7		(16.5)	(28.4)	42.6		14.2
Interest income (expense), net	(9.4)	4.0	(f)	(5.4)	(6.9)	3.7	(f)	(3.2)
Income (loss) before income taxes	(36.6)	14.7		(21.9)	(35.3)	46.3		11.0
Income tax benefit (expense)	0.1	—	(g)	0.1	78.0	(78.0	)(g)	—
Net income (loss)	$(36.5)	$14.7		$(21.8)	$42.7	$(31.7)		$11.0

Net income (loss) per common share:
Basic	$(0.73)			$(0.44)	$0.87			$0.22
Diluted	$(0.73)			$(0.44)	$0.86			$0.22

Shares used to compute net income (loss) per common share:
Basic	50.2			50.2	49.3			49.3
Diluted	50.2			50.2	49.6			49.6

* For the three months ended June 30, 2013, Actient revenues are included for the time period from April 26, 2013 to June 30, 2013.  The three months ended June 30, 2014 include Actient revenues for the entire period.

	3 Months	3 Months
	Ended June 30, 2014	Ended June 30, 2013
Adjustments to:
(a) Costs of goods sold:
Employee stock-based compensation (1)	(0.1)	—
Acquired inventory step-up value (2)	—	(4.5)
	$(0.1)	$(4.5)
(b) Research and development:
Employee stock-based compensation (1)	(0.7)	(0.7)

(c) Selling, general and administrative:
Employee stock-based compensation (1)	(4.3)	(3.5)
Acquisition related severance costs (3)	—	(10.0)
Acquisition related transaction and integration costs (3)	(6.0)	(10.7)
Total	$(10.3)	$(24.2)

(d) Amortization of purchased intangibles (4)	(20.0)	(10.9)

(e) Change in contingent consideration (5)	20.4	(2.3)

(f) Interest income (expense), net
Non-cash interest expense related to term loan and convertible debt (6)	4.0	3.7

(g) Income tax benefit (7)	—	(78.0)

(1)         The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions.  We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2)         The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3)         The effects of expenses related to the Actient acquisition and integration as well as the expenses related to the pending merger with QLT Inc are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4)         The effects of amortization of  intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(5)         The effects of change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(6)         The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded.  We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company’s liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(7)         The effect of non-cash tax benefit related to the acquisition of Actient is excluded because of its non-recurring nature. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.

AUXILIUM PHARMACEUTICALS, INC.

Table 2- Reconciliation of GAAP to Non-GAAP Net Income (Loss)

(In millions, except per share amounts)

(Unaudited)

	6 Months Ended June 30, 2014				6 Months Ended June 30, 2013
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
Net revenues*	$171.5	$—		$171.5	$166.7	$—		$166.7
Operating expenses:
Cost of goods sold	48.2	(0.1	)(a)	48.1	42.3	(4.6	)(a)	37.7
Research and development	22.3	(1.4	)(b)	20.9	25.5	(1.4	)(b)	24.1
Selling, general and administrative	147.2	(14.6	)(c)	132.6	119.2	(27.2	)(c)	92.0
Amortization of purchased intangibles	39.8	(39.8	)(d)	—	10.9	(10.9	)(d)	—
Contingent consideration	(12.7)	12.7	(e)	—	2.3	(2.3	)(e)	—
Total operating expenses	244.8	(43.2)		201.6	200.2	(46.4)		153.8
Loss from operations	(73.3)	43.2		(30.1)	(33.5)	46.4		12.9
Interest income (expense), net	(19.0)	8.1	(f)	(10.9)	(10.0)	5.8	(f)	(4.2)
Loss before income taxes	(92.3)	51.3		(41.0)	(43.5)	52.2		8.7
Income tax benefit (expense)	(0.2)	—	(g)	(0.2)	78.0	(78.0	)(g)	—
Net Income (Loss)	$(92.5)	$51.3		$(41.2)	$34.5	$(25.8)		$8.7

Net income (loss) per common share:
Basic	$(1.85)			$(0.82)	$0.70			$0.18
Diluted	$(1.85)			$(0.82)	$0.70			$0.18

Shares used to compute net income (loss) per common share:
Basic	50.0			50.0	49.3			49.3
Diluted	50.0			50.0	49.6			49.6

* For the six months ended June 30, 2013, Actient revenues are included for the period from April 26, 2013 to June 30, 2013.  The six months ended June 30, 2014 include Actient revenues for the entire period.

	6 Months	6 Months
	Ended June 30, 2014	Ended June 30, 2013
Adjustments to:
(a) Costs of goods sold:
Employee stock-based compensation (1)	(0.1)	(0.1)
Acquired inventory step-up value (2)	—	(4.5)
	$(0.1)	$(4.6)
(b) Research and development:
Employee stock-based compensation (1)	(1.4)	(1.4)

(c) Selling, general and administrative:
Employee stock-based compensation (1)	(7.7)	(6.5)
Acquisition related severance costs (3)	—	(10.0)
Acquisition related transaction and integration costs (3)	(6.9)	(10.7)
Total	$(14.6)	$(27.2)

(d) Amortization of purchased intangibles (4)	(39.8)	(10.9)

(e) Change in contingent consideration (5)	12.7	(2.3)

(f) Interest income (expense), net
Non-cash interest expense related to term loan and convertible debt (6)	8.1	5.8

(g) Income tax benefit (7)	—	(78.0)

(1)         The effects of employee stock-based compensation are excluded because of varying available valuation methodologies and subjective assumptions.  We believe this is a useful measure for investors because such exclusion facilitates comparison to peer companies who also provide similar non-GAAP disclosures and is reflective of how Auxilium management internally manages the business.

(2)         The effects of recognition of the step-up in value of inventory acquired in the Actient acquisition are excluded because this expense is non-cash and, consequently, we believe investors are able to more accurately compare our operating results to those of our peer companies. Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(3)         The effects of expenses related to the Actient acquisition and integration as well as the expenses related to the pending merger with QLT Inc are excluded because of the non-recurring nature of these expenses, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.  Additionally, the amounts excluded are not indicative of anticipated ongoing operations.

(4)         The effects of amortization of  intangible assets acquired in the Actient and STENDRA acquisitions are excluded because this expense is non-cash, and we believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(5)         The effects of change in contingent consideration are excluded due to the nature of this charge, which is related to the change in the fair value of the liability for contingent consideration in connection with the acquisitions of Actient and STENDRA. We believe such exclusion facilitates investors’ ability to more accurately compare our operating results to those of our peer companies.

(6)         The effects of non-cash interest related to the term loan as well as the convertible senior notes due 2018 are excluded.  We believe such exclusion facilitates an understanding of the effects of the debt service obligations on the Company’s liquidity and comparisons to peer group companies, and is reflective of how Auxilium management internally manages the business.

(7)         The effect of non-cash tax benefit related to the acquisition of Actient is excluded because of its non-recurring nature. We believe such exclusion facilitates investors ability to more accurately compare our operating results to those of our peer companies.